February 11, 2008

**By Facsimile to 212-878-8375**

Gregory Samuels, Esq.
Clifford Chance US LLP
31 West 52nd Steet
New York, NY 10019

   Re:  PowerShares Actively Managed Exchange-Traded Fund Trust (the "Trust")
        File Nos. 333-147622, 811-22148

Dear Mr. Samuels:

   We have reviewed the registration statement on Form N-1A filed November 26, 2007, for the Trust with respect to its four initial series (the "Funds"), each of which is an actively managed exchange-traded fund.  Our comments are as follows.

**General**

1.  We note that the Commission has issued a notice of an application by the Trust and related parties seeking certain exemptive relief under the Investment Company Act of 1940.  See Investment Company Act Release No. 28140 (Feb. 1, 2008)   An order granting the requested relief must be issued before we will grant a request for acceleration of the effective date of the registration statement.  Further in that regard, of course, we may modify or have additional comments on the registration statement, as necessary or appropriate, to reflect further developments regarding the application for exemptive relief.

2.   Please revise the discussion of each Fund's principal investment strategies in the risk/return summary at the beginning of the prospectus to comply more fully with the plain English requirements of Rule 421(d) under the Securities Act of 1933.  As an example, the description of quantitative screening methodology used for two Funds, the PowerShares Active AlphaQ Fund and the PowerShares Active Alpha Multi-Cap Fund, including the use of  "NOW" ranking for both Funds, needs to be substantially revised for clarity, concision and understandability.

3.  Certain disclosure required to be included in the registration statement, including Fund fee and expense information, has been omitted and needs to be added by pre-effective amendment.

**Prospectus**

<u>Introduction – Powershares Actively Managed Exchange-Traded Fund Trust</u>

4.   The length and variety of topics in the first paragraph of this section makes it too difficult to be readily understood.  Please reorganize it into separate, more readable segments.

<u>Tax Advantaged Product Structure</u>

5.   Please move this section to a new location later in the prospectus following the disclosure required or permitted to be included in the risk/return summary.  See General Instr. C.3.(b) of Form N-1A.  Please also revise this section to make it more meaningful and easier for investors to understand.  In this regard, for example, the current explanation of how the ETF structure protects against "adverse effects . . . from frequent cash creation and redemption transactions," including the effect of in-kind transactions, is too complicated and hard to follow.

**PowerShares Active AlphaQ Fund/PowerShares Active Alpha Multi-Cap Fund**

<u>Investment Objective</u>

6.  The second sentence in this section of the prospectus for each of these Funds concerns an investment strategy, not an objective.  Please move this material, revised as appropriate, into the immediately following section of the prospectus for each Fund titled "Principal Investment Strategies."

<u>Principal Investment Strategies</u>

7.  See generally Comment 2, above.  We also specifically suggest that, with respect to this section of the prospectus for each of these Funds, you add a brief explanation of the term "Alpha", as appropriate, to help the reader understand what Alpha means for purposes of making an investment decision.

<u>Principal Risks of Investing in the Fund</u>

8.  At pages 3 and 6, please change the introductory cross reference to the section on "Additional Risks" to indicate that these risks are non-principal.  If they are principal risks, please identify them here.  Please also make conforming changes in the corresponding sections for the two other Funds.

9.   At pages 4 and 6, please identify and briefly describe the "underlying benchmark index" referred to in the sections titled "Market Trading Risk" for each of these Funds.

10.   The section titled "Small and Medium-Sized Company Risk" for the AlphaQ Fund, at page 4, describes certain generic risks of investments in small and medium-sized companies.

(a)  Please summarize the principal risks of investing in the particular kinds of small and medium-sized companies in which the Fund expects to invest.

(b)  Please also revise the discussion of the Fund's strategies, at page 3, to make more fully clear the nature and extent to which the Fund expects to invest in such companies. It may be useful, for example, to briefly describe the Fund's likely investments in small and medium-sized companies in relation to AER's use of the 100 largest Nasdaq-listed Global Market Securities (NMS), out of approximately 3,000 stocks on its "Master Stock List," to manage the Fund.

11.  Please insert the word "other" to precede the first reference to "expenses" in the second sentence of footnote 1 to the fee table for these and the other two Funds.

**PowerShares Active Mega-Cap Portfolio/PowerShares Active Low Duration Portfolio**

Principal Investment Strategies

12.  See generally Comment 2, above.  In addition, the discussion of the principal investment strategies of these Funds needs to be revised substantially to focus more on the investment practices and instruments the Funds expect will be significant in achieving their objectives.  With respect to the investments and strategies of the Active Low Duration Portfolio, for instance, it is not sufficient for investor needs to state very generally that the Fund "may" invest in derivatives and "may use other strategies such as dollar rolls and reverse repurchase agreements."

13.  Because both of these Funds are non-diversified, please delete the word "diversified" in the first sentence of the first paragraph of this section for each Fund.

14.  The prospectus states that these Funds will typically invest in affiliated money market funds for use in meeting daily cash requirements.  The Mega-Cap Portfolio also will invest in cash instruments for such purposes.  Please provide more details of these investments to us supplementally, including the estimated percentage or dollar amount of each Fund's assets involved, and the rationale for not including information reflecting affiliated money market fund investments in the fee table for each Fund.

15.  Because redemption transactions for both Funds will be made principally in-kind, please delete the statement that they may increase their cash positions when unusually large redemption requests are received or explain and fully justify that policy to us supplementally.

<u>Transparency of Portfolio</u>

16.   Please revise this section to state more clearly that any changes in portfolio holdings will be reflected on the websites for these Funds before the beginning of trading the next business day.

**Other Comments**

17.  Please add a narrative introduction or change the heading titled "Additional Risks," at page 16, to expressly indicate whether or not the risks discussed in this part of the prospectus are principal risks of investing in the Funds.

18.  The final sentence in the section titled "Trading Issues,"under the heading "Additional Risks," discusses a risk respecting Fund investments in foreign securities. Please direct us to the location in the prospectus describing such investments or delete the statement in this section about their risks.

19.  The information provided in the section titled "Continuous Offering," under the heading "Additional Risks," is repeated substantially verbatim later in the prospectus in another section titled "Continuous Offering," under the heading "Other Information." Please revise these sections as appropriate to avoid unnecessarily repetitive disclosure.

20.  At page 19, in the section titled "Fund Share Trading Prices," under the heading "How to Buy and Sell Shares," please identify the person who will calculate the "approximate value" of Shares of each Fund.  Please also state expressly whether these calculations will or will not be made in the same manner as those made in calculating the NAV of Fund Shares on a daily basis.

21.   Please replace the file number listed on the back cover page with the Trust's correct file number 811-22148.

<p align="center">*      *      *</p>

Whenever the Trust requests acceleration of the effective date of the registration, it should submit a letter in the form of EDGAR correspondence acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please also be advised that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review or in response to comments on the filing.

We will consider a written request for acceleration of the effective date as confirmation of the fact that the parties requesting acceleration are aware of their respective responsibilities.  If all comments have been resolved, we will act on the request and grant acceleration, pursuant to delegated authority.

If you have questions about these comments or related matters you would like to discuss, please call me directly at (202) 551-6968.

Sincerely,


H.R. Hallock, Jr.
Senior Counsel